United States securities and exchange commission logo





                            April 8, 2021

       Keeren Shah
       Finance Director
       AccuStem Sciences Ltd
       107 Cheapside
       9th Floor
       London EC2V 6DN United Kingdom

                                                        Re: AccuStem Sciences
Ltd
                                                            Registration
Statement on Form 20-F
                                                            Filed March 12,
2021
                                                            File No. 000-56257

       Dear Ms. Shah:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 20-F

       Introduction, page 1

   1. We note that Tiziana Life Sciences conducted a demerger and spin off on October 30,
                                                        2020. Please tell us
the exemption relied upon for the distribution of Accustem shares and provide an analysis
relating to the availability of such exemption.
       Item 3. Key Information
       D. Risk Factors
       There are risks associated with the process of establishing a U.S. Clinical Laboratory
       Improvement Amendment of 1988..., page 11

   2. We not your statements that your products do not as yet have status as LDTs and you do
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         not yet have a CLIA-certified laboratory. Please revise to remove the implication that you will obtain these require FDA clearance and certification, respectively, and obtaining such is not guaranteed.
Item 4. Information on the Company, page 30

3. We note certain statements implying efficacy in the History and Development of the
         Company and Business Overview sections, such as "Stem PrintER showed superiority to
         Oncotype DX in predicting recurrence in ER+/HER2- postmenopausal breast cancer
         patients" and "favorable results    showed    superior performance of
StemPrimerER over
         Oncotype DX." Efficacy determinations are the exclusive authority of the FDA or comparable foreign regulators. Please replace all claims or conclusions related to efficacy with a description of the objective data resulting from the trials. With respect to the head to head trials with Oncotype DX, you may compare the objective results of the two trials without concluding the trials demonstrated your candidate is "superior."

Business Overview, page 31

4. We note your disclosure in the risk factors on pages 12 and 13 regarding your owned patents, your licensed patents from the University of Milan and your licensed patent applications. With respect to your material patents and patent applications, please revise this section to disclose the specific products, product groups and technologies to which such patents or patent applications relate, whether they are owned or licensed, the type of patent protection that you have (composition of matter, use or process), the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims. Refer to Item 4.B.6 of Form 20-F.
Operating and Financial Review and Prospects, page 41

5. Revise to separately quantify the research and development expenses recorded by the registrant during the period presented for each major product candidate or program area of research. Separately revise this section or your Business section as applicable to discuss the general historic trends in research and development costs experienced under the predecessor's oversight, and discuss the extent to which you expect those trends to continue or to diverge after the demerger. For example, the table on page 70 of Tiziana's
         Form 20-F for the year ended December 31, 2019 appears to show research expense for
         StemPrintER declining significantly for the last three years presented.
License, page 43

6. Please revise discussion of the license agreement(s) to disclose the duration of agreement, the royalty term, the termination provisions, and the following payment provisions:
             Aggregate future potential milestone payments;
             Royalty rates;
             Royalty term; and
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Comapany
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                Remaining diligence milestones to the extent that the failure to meet them may allow
              IEO/University of Milan to terminate the agreement.
B. Compensation
Consultancy Agreement, page 49

7. Please file your agreement with Keeren Shah as an exhibit to the registration statement.
Major Shareholders and Related Party Transactions, page 52

8. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Planwise Group Limited. Financial Statements, page F-1

9. Given that you are an emerging growth company, Item 8 of the Form 20-F indicates that you are required to two complete years of financial statements. Instruction 1 to Item 8 also indicates that in some cases you may have to provide financial statements for a
         predecessor and refers to the definition of a    predecessor    in
Exchange Act Rule 12b-
         2 and Securities Act Rule 405. Although we note that the registrant in its new legal form, Accusystem Sciences Limited, did not exist until it was incorporated on June 5,
         2020, please tell us what consideration you gave to providing predecessor financial statements related to the operating business transferred, including for the year ended
         December 31, 2019 and for the period prior to the demerger transaction in 2020. Further, you disclose that the acquisition has been treated as a common control combination.
         Clearly address how you considered your use of the common control methodology in determining whether and how to present the financial statements of the historical operating business.

10. Please provide robust disclosure regarding how the financial statements of the underlying business were prepared, including the accounting policy used to prepare these financial statements and how you determined this accounting policy to be reliable pursuant to IAS
         8.10.b. Please specifically address the following:
             Please better clarify in your disclosures how it was determined which assets, liabilities, and operations should be included in the financial statements;
             Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to StemPrintER and SPARE operations, including expenses incurred by other entities on your behalf. Please disclose management s estimates of what the expenses would have been on a stand-alone basis, if practicable. We note your risk factor disclosure on page 17 which indicates that
              Tiziana Life Sciences plc performed various corporate functions for you and that your historical financial results reflect corporate expenses for such functions that are likely to be less than the expenses you would have incurred had you operated as a separate company;
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Comapany
April       NameAccuStem Sciences Ltd
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                Please specifically disclose the allocation method used for each material type of expense allocated in the financial statements provided; and
                Please expand your disclosures to provide an analysis of the intercompany accounts with Tiziana Life Sciences plc.
Notes to Consolidated Financial Statements, page F-7

11. In regards to the license agreement with IEO/University of Milan, which has been assigned to you as discussed on page 43, please disclose all material terms of the license agreement, including aggregate potential milestone payments, royalty term, term of the agreement and termination provisions.
Note 4. Acquisition of a Subsidiary, page F-10

12. Please provide robust disclosure regarding the accounting policy used to account for this common control transaction with Tiziana Life Sciences plc. As part of your response, please address the following:
             Disclose briefly and tell us in detail how you determined this accounting policy to be relevant and reliable pursuant to IAS 8.
             Revise to specifically address the conclusion to record the initial distribution at fair value.
             Provide transparent disclosure of what your equity line item title "merger reserve"
             represents and how it was calculated as part of this transaction. Your disclosure here on F-8 as well as on page F-10 states that the business asset did
             not exist until the statutory demerger and did not exist in prior years. Please revise to address the apparent inconsistencies between these statements and the disclosure that
             Tiziana acquired the license for the underlying technology in 2014, as well as the disclosures elsewhere in your filing and Tiziana's filings about the prior activities of this business.
Note 5. Intangible Assets, page F-11

13. We note that you recorded an indefinite lived IPR&D intangible asset in connection with the transaction with Tiziana Life Sciences plc. Pursuant to IAS 38, please address the following:
             How you determined it was appropriate to record an intangible asset, specifically given your determination to account for the transaction as a transfer under common control;
             How the intangible asset is defined, including descriptions of the underlying licenses and technology;
             How you determined the appropriate value of the intangible asset;
and
             How you determined the intangible asset should have an indefinite life.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Keeren Shah
AccuStem Sciences Ltd
April 8, 2021
Page 5

action by the staff.

       You may contact Nudrat Salik at 202-551-3692 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Metoyer at 202-551-6001 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameKeeren Shah
                                                        Division of Corporation
Finance
Comapany NameAccuStem Sciences Ltd
                                                        Office of Life Sciences
April 8, 2021 Page 5
cc:       Jeffrey Fessler, Esq.
FirstName LastName